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                                                Filed Pursuant to Rule 424(b)(2)
                                              Registration Statement on Form S-3
                                               (Nos. 333-63475 and 333-63475-01)


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED
OCTOBER 14, 1998)

                            CCA PRISON REALTY TRUST

                             493,588 COMMON SHARES

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This is a prospectus supplement for the sale of common shares by CCA Prison
Realty Trust to an institutional investor at a negotiated purchase price of $12,000,000, which reflects the average of recent trading prices of the common shares on the New York Stock Exchange, net of an applicable discount. The net proceeds to us are $12,000,000 and after the deduction of estimated offering expenses will be used for general corporate purposes, including, among others, repaying our obligations as they become due, redeeming our outstanding indebtedness, financing, all or in part, future purchases of other companies or real estate properties meeting our business objectives and strategies, capital expenditures and working capital. Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. Government securities or mortgage-backed securities guaranteed by federal agencies or to reduce our short-term debt.

On December 1, 1998, the last reported sales price of our common shares on the New York Stock Exchange was $25.13. Our common shares are listed on the New York Stock Exchange under the symbol "PZN." The common shares sold under this prospectus supplement will be listed on the New York Stock Exchange after we notify the New York Stock Exchange that the shares have been issued.

We are a self-administered and self-managed real estate investment trust, specializing in owning and developing correctional and detention facilities and leasing those facilities to qualified third-party operators under long-term leases. As of December 1, 1998, we owned 20 correctional and detention facilities with a total design capacity of 16,030 beds. Construction on one of our facilities was completed in November, 1998. As of the date of this prospectus supplement, this facility, which has a total design capacity of 528 beds, has not received inmates. We also have an option to purchase up to 11 additional facilities currently under construction or development, with an aggregate design capacity of 11,450 beds, from Corrections Corporation of America, a Tennessee corporation.

Under the rules of the Securities and Exchange Commission, Corrections Corporation of America is deemed to be a co-registrant with respect to our common shares.

Corrections Corporation of America is the largest developer and manager of privatized correctional and detention facilities in the world, with facilities in 22 states, the District of Columbia, Puerto Rico, Australia and the United Kingdom. As of December 1, 1998, Corrections Corporation of America had contracts to manage 79 correctional and detention facilities with an aggregate design capacity of 66,501 beds. Corrections Corporation of America currently operates 69 of these 79 facilities. The facilities in operation have an aggregate design capacity of 49,727 beds. Corrections Corporation of America is currently developing 10 of these 79 facilities. Eight of the 10 facilities under development will be financed and owned by Corrections Corporation of America, and we have an option to purchase eight of the 10 facilities under development. One of the 10 facilities under development is scheduled to begin operations during 1998. In addition, as of December 1, 1998, Corrections Corporation of America had outstanding written responses to requests for proposal and other solicitations for an additional 12 projects with an aggregate design capacity of 8,116 beds.

You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of common shares in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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           The date of this prospectus supplement is December 3, 1998

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                               TABLE OF CONTENTS

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PROSPECTUS SUPPLEMENT.......................................  S-1

                            PROSPECTUS
The Company.................................................    1
Corrections Corporation of America..........................    3
Material Risk Factors.......................................    5
Use of Proceeds.............................................   14
Ratio of Earnings to Combined Fixed Charges and Preferred
  Share Dividends...........................................   15
Description of Capital Shares...............................   16
Plan of Distribution........................................   21
Material Federal Income Tax Consequences....................   22
ERISA Considerations........................................   33
Legal Matters...............................................   33
Experts.....................................................   33
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